Mail Stop 3561
      December 16, 2005

Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
8801 South Yale Avenue, Suite 310
Tulsa, Oklahoma 74137

      Re:	Energy Transfer Partners, L.P.
		Registration Statement on Form S-4
      Filed November 23, 2005
		File No. 333-129920
		Form 10-K/A for Fiscal Year Ended August 31, 2005
		Filed December 12, 2005
		File No. 1-11727

Dear Mr. Krimbill:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Fee Table
1. Please note that because guarantees of securities are securities themselves for purposes of the Securities Act of 1933, absent an exemption, both the guaranteed securities and the guarantee must be registered when initially offered to the public. Please revise the registration fee table to include guarantees underlying the notes as a class of separate securities to be registered. Refer to SEC Release 33-7878, dated August 15, 2000.

Form 10-K for Fiscal Year Ended August 31, 2005
Item 9A.  Controls and Procedures, page 77
Changes in Internal Control Over Financial Reporting, page 79
2. Please revise the first paragraph to state that there have been changes in your internal controls over financial reporting and that the changes relate to HPL acquisition, and then discuss those changes. Refer to Item 308(c) of Regulation S-K.
Consolidated Statements of Operations, page F-6
3. In future filings please disclose your cost of products sold related to your propane revenues separately from your cost of products sold. Since propane revenues are greater than ten percent of total revenues these amounts are required to be presented separately. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2.  Presentation of Financial Information, page F-16
4. Please explain why you presented this pro forma information for the years ended August 31, 2004 and 2003. If such information is not required by promulgated GAAP or Regulation S-X, it may not be safe harbored under Item 10(e)(5) of Regulation S-K and, if presented, would appear to be a non-GAAP performance measure. If this information is considered a non-GAAP measure then Item 10(e)(i)(2)(C)
of Regulation S-K would prohibit the presentation of this information in your footnotes. Please revise or advise.

* * * * *














      As appropriate, please amend your registration statement and Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Robert W. Ericson, Esq.
	Winston & Strawn LLP
	Fax:  (212) 294-4700


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Michael Krimbill
Energy Transfer Partners, L.P.
December 16, 2005
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